EXHIBIT 99.1

Stantec celebrates groundbreaking of South Fork Wind

The 130 megawatt project will be the first offshore wind farm in New York

EDMONTON, Alberta, NEW YORK and EAST HAMPTON, N.Y. , March 08, 2022 (GLOBE NEWSWIRE) -- TSX, NYSE: STN Stantec, a global leader in sustainable design and engineering, celebrates the groundbreaking of South Fork Wind, the first offshore wind farm to connect to the New York grid. The project will contribute to meeting the ambitious renewable energy goals set by the Biden Administration, including 30 gigawatts (GW) of offshore wind power by 2030.

Located 35 miles off the coast of Long Island, the 130-megawatt (MW) wind farm will produce enough clean energy to power nearly 70,000 homes, and displace 6 million tons of carbon emissions over the life of the project, the equivalent of taking 60,000 cars off the road annually. Stantec is the lead regulatory, permitting, and technical consultant for the project, a joint venture between Ørsted and Eversource.

“The groundbreaking for South Fork Wind is a monumental step in helping New York State and the federal government meet ambitious clean energy goals,” said Joy Prescott, principal project manager at Stantec. “We are immensely proud to see this project come to life after many years of careful planning and look forward to continuing our relationship with Ørsted and Eversource on offshore wind projects that will come online in the years ahead.”

Offshore wind projects often take years to move through the permitting process due to the complex regulatory environment. Stantec’s experts have decades of experience in the offshore environment and onshore transmission, offering a wealth of technical knowledge and a strong understanding of federal, state, and local regulations.

As part of the multi-disciplinary team, Stantec provided overall quality review of the South Fork Wind Construction and Operations Plan (COP) and supported the preparation of relevant technical studies, including the preparation of assessment of potential impacts to avian and bat species, with project-specific field surveys.

The firm also provided program management during the preparation of the project’s associated state and federal applications to permit the construction, operation, and maintenance of the associated utility scale transmission and interconnection facilities. This included the Article VII application and Environmental Management and Construction Plan to the New York Public Service Commission. Offshore construction should begin later this year, and the project is expected to be operational in 2023.

Stantec’s work with Ørsted also includes Sunrise Wind in New York, a joint venture with Eversource; Skipjack Wind in Maryland; and Block Island Wind Farm, the first offshore wind farm in the United States, which began operations in 2016.

Learn more about Offshore Wind at Stantec.

About Stantec
Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That's why at Stantec, we always design with community in mind.

We're designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN.

Cautionary Note Regarding Forward-Looking Statements
This news release contains forward-looking statements regarding the project described above. Forward-looking statements also include any other statements that do not refer to historical facts. By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. There is a risk that the project described above may be delayed, cancelled, suspended or terminated. This could cause future results to differ materially from the forward-looking statements made in this news release. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward-looking statements are provided herein for the purpose of giving information about the project referred to above and their expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

Media Contact	Investor Relations Contact
Danny Craig	Tom McMillan
Stantec Media Relations	Stantec Investor Relations
Ph (949) 632-6319	Ph (780) 917-8159
danny.craig@stantec.com	tom.mcmillan@stantec.com

To subscribe to Stantec’s email news alerts, please fill out the subscription form, which is available on the Contact Information page of the Investors section at Stantec.com.

Design with community in mind